January 18, 2022

VIA CORRESPONDENCE

Michelle Miller

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 30, 2021
File No. 001-38806

Dear Ms. Miller and Mr. Brunhofer:

This letter sets forth the response of Jiayin Group Inc. (the “Company”) to the comments contained in the letter dated January 4, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 4

1.

We note your response to prior comment 4. Please disclose the roll-forward of the investment in subsidiaries and VIEs together with the “VIE Consolidation Schedule” previously provided in response to comment 7 of our September 20, 2021 letter in Item 3. Key Information—A. Selected Financial Data.

Response: In light of the Staff’s comments, we propose to add the “VIE Consolidation Schedule” (previously provided in response to comment 7 of the Commission’s letter dated September 20, 2021) and the roll-forward of the investment in subsidiaries and VIEs (previously provided in response to comment 4 of the Commission’s letter dated November 19, 2021) in “Item 3. Key Information—A. Selected Financial Data” in a future amendment to the Form 20-F as follows:

“VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2018, 2019 and 2020 of (i) the Parent, (ii) the consolidated VIE and its subsidiaries and (iii) the Non-VIE subsidiaries, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2018, 2019 and 2020. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the consolidated VIE’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	21,213	12,469	83,638	—	117,320
Accounts receivable and contract assets, net	—	9	158,055	—	158,064
Investments in subsidiaries and VIEs	(652,193)	—	87,551	652,193	87,551
Intercompany balances*	167,887	117,938	(285,825)	—	—
Other assets	855	52,612	108,970	—	162,437

Total assets	(462,238)	183,028	152,389	652,193	525,372

Liabilities
Tax payables	—	232,730	46,653	—	279,383
Other payables related to the deposal of Shanghai Caiyin	—	566,532	—	—	566,532
Other liabilities	2,385	50,602	90,235	—	143,222

Total liabilities	2,385	849,864	136,888	—	989,137

Total net assets/(liabilities)	(464,623)	(666,836)	15,501	652,193	(463,765)

*	Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	27,223	54,602	40,324	—	122,149
Amounts due from related parties	124,862	1,651	4,209	—	130,722
Accounts receivable and contract assets, net	—	110,219	28,945	—	139,164
Short-term investment, net	69,618	—	—	—	69,618
Investments in subsidiaries and VIEs	(1,003,436)	—	3,826	1,003,436	3,826
Intercompany balances*	44,695	52,649	(97,344)	—	—
Other assets	1,117	196,532	37,944	—	235,593

Total assets	(735,921)	415,653	17,904	1,003,436	701,072

Liabilities
Refund liabilities	—	180,104	—	—	180,104
Tax payables	—	164,444	14,977	—	179,421
Other payables related to the deposal of Shanghai Caiyin	—	839,830	—	—	839,830
Other liabilities	5,933	186,047	51,336	—	243,316

Total liabilities	5,933	1,370,425	66,313	—	1,442,671

Total net assets/(liabilities)	(741,854)	(954,772)	(48,409)	1,003,436	(741,599)

*	Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	—	41,441	—	—	41,441
Restricted cash	—	41,500	—	—	41,500
Accounts receivable, net	—	336,849	—	—	336,849
Contract assets, net	—	203,080	—	—	203,080
Investments in subsidiaries and VIEs	(1,652,006)	—	—	1,652,006	—
Other assets	—	179,009	—	—	179,009

Total assets	(1,652,006)	801,879	—	1,652,006	801,879

Liabilities
Liabilities from the investor assurance program	—	1,547,072	—	—	1,547,072
Tax payables	—	422,177	—	—	422,177
Other liabilities	—	484,636	—	—	484,636

Total liabilities	—	2,453,885	—	—	2,453,885

Total net assets/(liabilities)	(1,652,006)	(1,652,006)	—	1,652,006	(1,652,006)

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net revenue	—	624,868	1,057,868	(382,576)	1,300,160
Total operating cost and expenses	(6,740)	(394,453)	(979,436)	382,576	(998,053)

(Loss)/Income from operations	(6,740)	230,415	78,432	—	302,107
Equity in earnings of subsidiaries and VIEs	319,091	—	—	(319,091)	—
Net income	252,883	254,283	61,991	(319,091)	250,066

	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net revenue	—	2,151,165	189,473	(110,462)	2,230,176
Total operating cost and expenses	(2,886)	(1,567,424)	(235,659)	110,462	(1,695,507)

(Loss)/Income from operations	(2,886)	583,741	(46,186)	—	534,669
Equity in earnings of subsidiaries and VIEs	525,722	—	—	(525,722)	—
Net income	527,747	571,227	(46,067)	(525,722)	527,185

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net revenue	—	2,881,940	—	—	2,881,940
Total operating cost and expenses	—	(2,196,734)	—	—	(2,196,734)

(Loss)/Income from operations	—	685,206	—	—	685,206
Equity in earnings of subsidiaries and VIEs	611,758	—	—	(611,758)	—
Net income	611,758	611,758	—	(611,758)	611,758

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(38,027)	(40,071)	42,593	—	(35,505)
Net cash provided by (used in) investing activities	37,372	(62)	(4,084)	—	33,226
Net cash provided by financing activities	6,982	—	3,613	—	10,595

	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(42,792)	19,465	49,618	—	26,291
Net cash used in investing activities	(191,401)	(35,505)	(7,272)	—	(234,178)
Net cash provided by (used in) financing activities	255,928	(12,299)	1,045	—	244,674

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Non-VIE subsidiaries	Eliminating adjustments between (i) the Parent and its subsidiaries and (ii) the Consolidated VIE and its subsidiaries	Consolidated total
	(RMB in thousands)
Net cash used in operating activities	—	(228,368)	—	—	(228,368)
Net cash used in investing activities	—	(16,423)	—	—	(16,423)
Net cash used in financing activities	—	(433,600)	—	—	(433,600)

The following table sets forth the roll-forward of the line item titled “investments in subsidiaries and VIEs” in the Parent’s financial statements:

Roll-forward of “investments in subsidiaries and VIEs”	Investments in subsidiaries and VIEs
(RMB in thousands)
Balance at January 1, 2018	(1,931,542)
Equity in earnings of VIEs	611,758
Equity in earnings of subsidiaries	—
Dividend distributed to shareholders*	(400,000)
Share-based compensation**	67,778

Balance at December 31, 2018	(1,652,006)
Equity in earnings of VIEs	571,227
Equity in earnings of subsidiaries	(45,505)
Share-based compensation offset by capitalized IPO expenses incurred by subsidiaries and VIEs**	126,008
Foreign currency translation	(3,160)

Balance at December 31, 2019	(1,003,436)
Equity in earnings of VIEs	254,283
Equity in earnings of subsidiaries	64,808
Share-based compensation**	30,652
Foreign currency translation	1,500

Balance at December 31, 2020	(652,193)

*	Cash dividends paid by a subsidiary on behalf of the parent to the Group’s shareholders.
**

Share-based compensation expense attributable to subsidiaries and VIEs accounted for as investments in subsidiaries and VIEs. In 2019, the amount was offset by IPO expenses incurred by subsidiaries and VIEs on behalf of the parent.”

Risk Factors, page 6

2.

We note your response to prior comment 5. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and update your disclosure to reflect that pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: In light of the Staff’s comments, we propose to revise the referenced risk factor disclosure in our response to prior comment 5 as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

“The Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would reduce the time period before our ADSs may be prohibited from trading or delisted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections.

The Company’s financial statements as of December 31, 2020 and for the year ended December 31, 2020 contained in the Form 20-F have been audited by Marcum Bernstein & Pinchuk LLP, or MBP, an independent registered public accounting firm that is headquartered in Manhattan, New York. MBP is a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. MBP has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. The PCAOB is currently able to conduct inspections of U.S. audit firms where audit workpapers are located in China, however, PCAOB’s requests for workpapers are subject to approval by Chinese authorities. The audit workpapers for our and the consolidated VIE’s operations are located in China. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor, MBP, through such inspections.

The Company’s financial statements as of December 31, 2018 and 2019 and for the years then ended were audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte. Deloitte is headquartered in Shanghai, China with offices in other cities in China. As an auditor of companies that are registered with the SEC and trade publicly in the United States, Deloitte is an independent registered public accounting firm registered with the PCAOB, and is required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. ~~Because we~~ Deloitte is not subject to PCAOB inspections and is subject to the PCAOB Determinations (as defined below). We have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of Deloitte as it relates to those operations without the approval of the Chinese authorities, Deloitte’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in China, including that performed by Deloitte. As a result, investors may be deprived of the full benefits of PCAOB inspections, and thus may lose confidence in our reported financial information and procedures and the quality of our financial statements.

On December 18, 2020, the former U.S. president signed into law the Holding Foreign Companies Accountable Act, or the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA which will go into effect 30 days after publication in the Federal Registrar. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three, which could reduce the time period before our ADSs may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule became effective on November 4, 2021. On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. As of the date hereof, our auditor, MBP, is not on such lists.

The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCAA, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.”

*    *     *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +86 13701697266, or Jin Chen, our Co-Chief Financial Officer, at +86 13738131533, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 18610495593 (mobile). Thank you.

Very truly yours,

By:	/s/ Dinggui Yan
Name: Dinggui Yan
Title: Chief Executive Officer

cc:	Bei Bai, Co-Chief Financial Officer of Jiayin Group Inc.
Jin Chen, Co-Chief Financial Officer of Jiayin Group Inc.
Steve Lin, Esq., Kirkland & Ellis
Charles Yin, Marcum Bernstein & Pinchuk LLP